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                            [MEDPARTNERS LETTERHEAD]

                               November 17, 1997


VIA EDGAR

Ms. Shelley E. Parratt
Securities and Exchange Commission
Division of Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

        RE:     CAREMARK INTERNATIONAL INC. -
                REGISTRATION STATEMENT ON FORM S-3
                (FILE NO. 33-98144)

Dear Ms. Parratt:

        Caremark International Inc. (the "Registrant"), pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, hereby applies to withdraw its Registration Statement on Form S-3 (File No. 33-98144) filed with the Securities and Exchange Commission on October 13, 1995.

        On September 5, 1996, PPM Merger Corporation, a wholly-owned subsidiary of MedPartners, Inc., was merged with and into the Registrant with the result that the Registrant became a wholly-owned subsidiary of MedPartners, Inc. In connection with this merger a Form 15 was filed on behalf of the Registrant on November 1, 1996.

        Please direct any inquiries regarding this application to counsel for the Registrant, F. Hampton McFadden, Jr., Esq., at (205) 251-1000.

                                        Sincerely,


                                        /s/ J. Brooke Johnston, Jr.
                                        ---------------------------
                                        J. Brooke Johnston, Jr.
                                        Senior Vice President
                                          and General Counsel